

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

July 17, 2007

Via U.S. Mail and Fax (214-871-3560)
Mr. Stephen J. McDonnell
Chief Financial Officer
Holly Energy Partners, L.P.
100 Crescent Court, Suite 1600
Dallas, TX 75201-6915

> **Re: Holly Energy Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 26, 2007**
> **File No. 1-32225**

Dear Mr. McDonnell:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                               Sincerely,

                               /s/ April Sifford

                               April Sifford
                               Branch Chief Accountant